UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                     ADVANCED DEPOSITION TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    007521107
                                    ---------
                                 (CUSIP Number)

                             Alexander Peter Boxall
                   c/o Advanced Deposition Technologies, Inc.
                            580 Myles Standish Blvd.
                         Myles Standish Industrial Park
                          Taunton, Massachusetts 02780
                                 (508) 823-0707

--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 28, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               PAGE 1 OF 6 PAGES
                                                         EXHIBIT INDEX ON PAGE 5

================================================
 CUSIP NO.   007521107                                               PAGE 2 OF 6
           --------------
================================================

============= ==================================================================
1             NAME OF REPORTING PERSON
              Alexander Peter Boxall
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [ ]
------------- ------------------------------------------------------------------
3             SEC USE ONLY
------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS (See instructions)
              OO, AF
------------- ------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e) [ ]
------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              United Kingdom
============= ==================================================================
================================================ ======== ======================
    NUMBER OF         7       SOLE VOTING POWER:          969,348

      SHARES
                     -------- --------------------------------------------------
   BENEFICIALLY       8       SHARED VOTING POWER:           None

      OWNED BY
                     -------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER:     969,348

     REPORTING
                     -------- --------------------------------------------------
      PERSON         10       SHARED DISPOSITIVE POWER:      None

      WITH
================================================ ======== ======================
============ ===================================================================
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             969,348. This consists of 280,000 shares of common stock held directly by the reporting person and 689,348 shares of common stock held by DNA Export, S.A., an entity owned and controlled by the reporting person.
------------ -------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [ ]
------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.8%
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

             IN
============ ===================================================================

         Item 1.           Security and Issuer
                           -------------------

         This statement on Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of Advanced Deposition Technologies, Inc., a Delaware corporation ("ADT"), the principal executive offices of which are located at 580 Myles Standish Blvd., Myles Standish Industrial Park, Taunton, Massachusetts 02780.

         Item 2.           Identity and Background
                           -----------------------

         This statement is being filed on behalf of Alexander Peter Boxall. Mr. Boxall's business address is c/o Advanced Deposition Technologies, Inc., 580 Myles Standish Blvd., Myles Standish Industrial Park, Taunton, Massachusetts 02780. Mr. Boxall is the President and a director of ADT. Mr. Boxall has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws. Mr. Boxall is a citizen of the United Kingdom.

         Item 3.           Source and Amount of Funds or Other Consideration
                           -------------------------------------------------

         During the month of December 1999, Mr. Boxall, through DNA Export, S.A., an entity owned and controlled by him, made the following purchases of ADT Common Stock from corporate funds:

         ----------- ------------------- ----------------------- ------------
         DATE        # OF SHARES  PRICE PER SHARE   AGGREGATE PURCHASE PRICE
         ----------- ------------ ----------------- -------------------------
         12/1/99     1,100        $1.0625           $1,193.75
         ----------- ------------ ----------------- -------------------------
         12/6/99     1,000        $1.3125           $1,335.50
         ----------- ------------ ----------------- -------------------------
         12/7/99     5,000        $1.5000           $7,603.00
         ----------- ------------ ----------------- -------------------------
         12/8/99     1,500        $1.3125           $2001.75
         ----------- ------------ ----------------- -------------------------
         12/9/99     2,300        $1.3750           $3211.50
         ----------- ------------ ----------------- -------------------------
         12/10/99    200          $1.3750           $282.00
         ----------- ------------ ----------------- -------------------------
         12/13/99    5,000        $1.5000           $7,603.00
         ----------- ------------ ----------------- -------------------------
         12/15/99    3,500        $1.3125           $4,663.75
                     2,500        $1.3750           $3,490.50
         ----------- ------------ ----------------- -------------------------
         12/17/99    5,000        $1.3750           $8,154.25
         ----------- ------------ ----------------- -------------------------
         12/22/99    5,000        $1.3750           $6,978.00
         ----------- ------------ ----------------- -------------------------
         12/23/99    5,000        $1.3750           $6,978.00
         ----------- ------------ ----------------- -------------------------
         12/28/99    5,000        $1.0000           $5,103.00
                     3,900        $1.0625           $4,221.75
         ----------- ------------ ----------------- -------------------------
         TOTAL       46,000                         $62,819.75
         ----------- ------------ ----------------- -------------------------

         Item 4.           Purpose of Transaction
                           ----------------------

         The shares, the ownership of which is reported hereby, were acquired by Mr. Boxall for investment purposes. Mr. Boxall reserves the right from time to time to acquire additional shares, or to dispose of some or all of his shares.

         Except as set forth above, Mr. Boxall does not have any plan or proposal which relates to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of the General Instructions for Schedule 13D.

         Item 5.           Interest in Securities of the Issuer
                           ------------------------------------

         (a) Based upon the outstanding number of shares set forth in ADT's Form 10-QSB for the fiscal quarter ended September 30, 1999, Mr. Boxall's beneficial ownership of 969,348 shares of Common Stock constitutes beneficial ownership of 19.8% of the total number of shares of outstanding Common Stock.

         (b) Mr. Boxall has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 969,348 shares of ADT Common Stock, including the 46,000 shares described in Item 3 above.

         (c) During the past sixty days, no other transactions were effected by Mr. Boxall, except those described in Item 3 above.

         (d)      Not applicable.

         (e)      Not applicable.

         Item 6.           Contracts, Arrangements,  Understandings or
                           -------------------------------------------
                           Relationships with Respect to Securities of the
                           -----------------------------------------------
                           Issuer
                           ------

         In March 1999, ADT entered into the Exchange Agreement with DNA Export, S.A., a corporation organized under the laws of Spain and owned and controlled by the reporting person, to purchase certain shares of capital stock of DNA-ADTECH, a majority-owned subsidiary of ADT, that were held by DNA Export, S.A. As consideration for the shares, ADT agreed to issue 598,198 shares of ADT Common Stock to DNA Export, S.A. This transaction was conditioned upon ADT obtaining the approval of ADT's stockholders. Stockholder approval was obtained on August 11, 1999 and the transactions contemplated by the Exchange Agreement were consummated on September 24, 1999. Mr. Boxall is the President and a director of ADT.

         Except as described in Items 3 and 4 above and in this Item 6, Mr. Boxall does not have any contract, arrangement, understanding or relationship with any person with respect to any security of ADT except for the following:

         In March 1999, Mr. Boxall and ADT entered into a Repayment Agreement pursuant to which the parties agreed that in the event that ADT is unable to pay the amounts outstanding under an existing promissory note issued to Pedro Nunez Barranco Guembe on or before maturity without compromising ADT's plan for growth, Mr. Boxall will repay the entire balance and will give ADT an additional period of one year to repay the balance. Mr. Boxall will have the right at any time after January 1, 2001 through March 1, 2001, to convert all or part of the outstanding balance into shares of Common Stock at a purchase price per share equal to the average sales price of the Common Stock for the month of December 2000, subject to a $3.50 per share minimum. If Mr. Boxall does not elect to convert the outstanding balance, ADT may elect after January 31, 2001 to redeem such amount for shares of common stock at a redemption price equal to the average sales price of the common stock for the twenty business days preceding the date of redemption.

         Item 7.           Material to be Filed as Exhibits
                           --------------------------------

      Exhibit No.          Description

          1.1 Exchange Agreement, dated as of March 23 1999, by and among ADT, DNA Export, S.A. and Mr. Boxall, incorporated by reference to Amendment No. 1 to
                           Schedule 13D filed by Mr. Boxall with the Commission on September 28, 1999.

          1.2 Repayment Agreement, dated as of March 23 1999, by and between ADT and Mr. Boxall incorporated by reference to Amendment No. 1 to Schedule 13D filed by Mr. Boxall with the Commission on September 28, 1999.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  January 20, 2000                         By: /s/ Alexander Peter Boxall
                                                    --------------------------
                                                    Alexander Peter Boxall